West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44 (0)20 8799 8200
Fax: +44 (0)20 8799 8201

e-mail: enquiries@antisoma.com
www.antisoma.com

RECEIVED

2006 JUL 25 P 3: 22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

06015465

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Wednesday 19 July 2006

Ladies and Gentlemen:

Antisoma plc
Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED

JUL 2 5 2006

THOMSON
FINANCIAL

Name: Margherita Lupi
Title: Communication Manager

Registered Office: West Africa House, Hanger Lane, Ealing, London W5 3QR, UK
Registered in England No. 3248123

Directors shareholdings

London, UK: 19 July 2006 – Cancer drug developer Antisoma plc (LSE: ASM, USOTC: ATSMY) was notified of an additional purchase today of Antisoma 1p ordinary shares by the following Director:

	Number of shares	Price/share	Total holding after purchase
Ursula Ney	175,000	11.5p	645,391

Enquiries:
Raymond Spencer
Chief Financial Officer   +44 (0)20 8799 8200
Antisoma plc

West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44 (0)20 8799 8200
Fax: +44 (0)20 8799 8201
e-mail: enquiries@antisoma.com
www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Tuesday, 18th July 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Margherita Lupi
Title: Communications Manager

Registered Office: West Africa House, Hanger Lane, Ealing, London W5 3QR, UK
Registered in England No. 3248123

Directors shareholdings

London, UK: 18 July 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) was notified today of further purchases by Directors of Antisoma 1p ordinary shares as follows:

	Number of Shares	Price/share	Total holding after purchase
Glyn Edwards	230,000	10.75p	
	100,000	11.5p	1,519,962
Raymond Spencer	115,000	11.125p	603,231

Enquiries:
Raymond Spencer,
Chief Financial Officer,   +44 (0) 208 799 8200
Antisoma plc